

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2015

Via E-mail
Tan Wan Geng
President
China Southern Airlines Company Limited
278 Ji Chang Road
Guangzhou, 510405
People's Republic of China

    Re: China Southern Airlines Company Limited
             Form 20-F for the Fiscal Year Ended December 31, 2014
             Filed April 30, 2015
             File No. 1-14660

Dear Mr. Geng:

    We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

General

1. You stated in your letter to us dated October 10, 2012 that you had business related to Sudan. Sudan is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with Sudan since the referenced letter. You should describe any services or fees you have provided into Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Sudan or entities it controls.

2. Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan

for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

3. You also stated in your 2012 letter that during 2011 you received services from Iran Air, and that you did not anticipate any significant change to your operations in Iran. Your 20-F does not include information about transactions or dealings with Iran Air. To the extent that you had transactions or dealings with Iran Air in fiscal 2014, please provide us with your analysis as to why you were not required to disclose your business with Iran Air in response to Exchange Act Section 13(r).

    In this regard, please note that Iran Air is Iran's national airline carrier, and is designated by the U.S. Department of the Treasury pursuant to Executive Order No. 13382. Exchange Act Section 13(r)(1)(D)(ii) requires disclosure in the annual report on Form 20-F if, during the period covered by the report, the issuer or an affiliate knowingly conducted any transaction or dealing with any person whose property and interests in property are blocked pursuant to Executive Order No. 13382. Section 13(r)(1)(D)(iii) requires disclosure if the issuer or an affiliate knowingly conducted any transaction or dealing with any person or entity identified as the Government of Iran without the specific authorization of a Federal department or agency.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Stephen Peepels, Esq.
DLA Piper

Anne Nguyen Parker
Assistant Director
Division of Corporation Finance